Mail Stop 4561   July 14, 2008

Kevin Farragher, Chief Executive Officer
Rydex Investments
9601 Blackwell Road
Suite 500
Rockville, MD 20850

> **Re: CurrencyShares South African Rand Trust**
> **Registration Statement on Form S-1**
> **Filed June 30, 2008**
> **File Nos. 333-150685**

Dear Mr. Farragher:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to comment 3. Having reviewed the supporting materials we have the following questions. Please advise or revise as appropriate:

        a. In the second sentence of the second paragraph on page 20, you disclose that the 2006 GDP was $255 billion. It is not clear where this information is located in the materials provided.

      b. In the first sentence of the fourth paragraph, you disclose that the Rand is a free-floating currency. It appears, based on the materials provided, that the Rand is a managed floating currency.

Hong Kong

      c. In the second sentence of the second paragraph (Hong Kong), you state that exports included toys and plastics. It appears, based on the supporting materials, that exports included office machinery instead of toys and plastics.

      d. In the last sentence of the fourth paragraph, you state that the average daily turnover was 238 billion USD. It appears that this number should be 86 billion USD. Additionally, it appears that the year in this sentence should be 2007, not 2006.

The Russian Ruble

      e. In the second sentence of the third paragraph, based on the materials provided, it appears that the disclosure should reference "metals" instead of "minerals."

2.   We note your response to comment 4 of our letter dated June 4, 2008. Based on their involvement in the registration statement, their future involvement in preparing and certifying Exchange Act reports and their role in establishing the trust and in overseeing the limited activities of the trust and its service providers, we reissue the comment and request Item 401 of Regulation S-K for Messrs. Farragher, Bonos, Verboncoeur, and Byrum.

The South African Rand, page 20

3.   We note your response to comment 9. In your response, you state that the purpose of this section is to provide a historical and economic overview of the currency. Based on your response, it is not clear why you have not provided historical performance information regarding the performance of the referenced currency to the US dollar. We therefore reissue this comment.

Plan of Distribution, page 46

4.   We note your response to comment 11. The initial purchaser is purchasing baskets with the intent to distribute and thus is acting as an underwriter. Please disclose that the initial purchaser is acting as an underwriter with respect to the initial baskets and that any difference between the purchase price and the resale price will be deemed underwriting compensation.

Legal Matters, page 49

5.   We note your response to comment 12. Please revise your disclosure to clearly state that the fee paid by M7 Ventures is separate from the legal fees paid by the Sponsor and is not included in the $100,000 maximum annual legal fees to be paid by the Sponsor.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish cover letters with your amendments that key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202)551-3438 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: George T. Simon, Esquire (by facsimile)